Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

January 19, 2017

Via EDGAR

Jonathan Burr

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Jill Intermediate LLC

Draft Registration Statement on Form S-1

Originally Submitted October 21, 2016

CIK No. 0001687932

Ladies and Gentlemen:

On behalf of our client, Jill Intermediate LLC (to be converted into a Delaware corporation prior to the completion of the offering to which the Registration Statement referred to below relates) (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 (“Amendment No. 3”) to the above-captioned draft Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on October 21, 2016.

Amendment No. 3 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from John Reynolds, dated January 6, 2017 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 3 and to the prospectus included therein.

Mr. Jonathan Burr

Division of Corporation Finance

Securities and Exchange Commission

The Company has asked us to convey the following as its responses to the Staff:

Exhibits, page II-2

1.	We note your response to prior comment 3. It appears that you could be “materially and adversely affected” without the use of your 520,000 square foot distribution and customer contact center. Please tell us why you believe the lease is not material in light of your facts and circumstances or file the lease agreement as an exhibit.

Response to Comment 1

The Company advises the Staff that it has filed the lease agreement for its distribution and customer contact center in Tilton, New Hampshire and has revised the Registration Statement in response to the Staff’s comment. Please see page II-2 and the Exhibit Index of Amendment No. 3.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3309 or Brendan K. Christian at (212) 373-3111.

Sincerely,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	David Biese

Jill Intermediate LLC

Marc D. Jaffe, Esq.

Ian D. Schuman, Esq.

Latham & Watkins LLP